BresaGen

02028821

ACN 007 988 767
**Phone:** +61 8 8234 2660
**Fax:** +61 8 8234 6268
**Address:** 38 Winwood Street
Thebarton South Australia 5031
*www.bresagen.com*

# FACSIMILE TRANSMISSION

02 MAY -6

| | |
|---|---|
| **TO:** | **The Office of International Corporate Finance** |
| **COMPANY:** | SEC |
| **FAX NUMBER:** | 0011 1 202 942 9624 |
| **FROM:** | Trudy Fenton |
| **DATE:** | Monday, 6 May 2002 |
| **SUBJECT:** | ASX Announcement |
| **PAGES (inc. cover)** | 10 |

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following anouncement which was released through the Australian Stock Exchange recently –

**Appendix 3B – Employer & Researcher options incentive plan.**

Yours sincerely

T. M Fenton

**Trudy Fenton**
*Corporate Administrator*
tfenton@bresagen.com.au

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

dlw 5/8

**If there are any problems with this transmission, call 08 8234 2660**

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BRESAGEN LIMITED

ABN

007 988 767

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | OPTIONS |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 120,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | 120,000 @ $.89c<br><br>EXPIRE 10 YRS AFTER ISSUE |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | N/A |
| 5 | Issue price or consideration | NIL |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | EMPLOYEE AND RESEARCHER OPTIONS INCENTIVE PLAN |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 3 MAY, 2002 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 54,448,560 | ORDINARY SHARES |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
| --- | --- |
| REFER ADDENDUM ATTACHED | |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

## Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................ Date: 3/5/2002
(Company Secretary)

Print name: LINTON BURNS.

== == == == ==

+ See chapter 19 for defined terms.

**BresaGen Limited**

**Addendum to Clause 6 of Appendix 3B Dated 12/03/02**

**Number and Class of Securities not Quoted on ASX**

| Number | Class |
|---|---|
| **OPTIONS** | |
| Employee Options Incentive Plan | |
| 25,000 | Exercisable between 1/7/99 and 30/6/04 |
| | Exercise price = $1.00 |
| 365,182 | Exercisable between 31/10/97 and 31/10/02 |
| | Exercise price = $1.10 |
| 755,001 | One third to vest 12 months after grant |
| | One third to vest 24 months after grant |
| | Balance to vest 36 months after grant |
| | Exercisable anytime after vesting up to 10th anniversary of date of grant |
| | Issue date = 18/10/99 |
| | Exercise price = $1.00 |
| 220,000 | One third to vest 12 months after grant |
| | One third to vest 24 months after grant |
| | Balance to vest 36 months after grant |
| | Exercisable anytime after vesting up to 10th anniversary of date of grant |
| | Issue date = 29/11/99 |
| | Exercise price = $1.00 |
| 100,000 | One third to vest 12 months after grant |
| | One third to vest 24 months after grant |
| | Balance to vest 36 months after grant |
| | Exercisable anytime after vesting up to 10th anniversary of date of grant |
| | Issue date = 29/11/99 |
| | Exercise price = $1.49 |
| 20,000 | One third to vest 12 months after grant |
| | One third to vest 24 months after grant |
| | Balance to vest 36 months after grant |
| | Exercisable anytime after vesting up to 10th anniversary of date of grant |
| | Issue date = 24/7/00 |
| | Exercise Price = $1.51 |
| 237,500 | Vesting at various dates after grant |
| | Exercisable anytime after vesting up to 5th anniversary of date of grant |
| | Issue date = 27/6/01 |
| | Exercise price = $1.50 |
| 442,500 | Vesting at various dates after grant |
| | Exercisable anytime after vesting up to 10th anniversary of date of grant |
| | Exercisable at various prices |
| | Issue date = 27/6/01 |
| 35,000 | One third to vest 12 months after issue |
| | One third to vest 24 months after issue |
| | Balance to vest 36 months after issue |
| | Exercisable anytime after vesting up to 10th anniversary of date of grant |
| | Issue date = 15/10/01 |
| | Exercise Price = $1.09 |
| 45,000 | One third to vest 12 months after issue |
| | One third to vest 24 months after issue |
| | Balance to vest 36 months after issue |
| | Exercisable anytime after vesting up to 10th anniversary of date of grant |
| | Issue date = 17/12/01 |
| | Exercise Price = $1.06 |
| 50,000 | One third to vest 12 months after issue |
| | One third to vest 24 months after issue |
| | Balance to vest 36 months after issue |
| | Exercisable anytime after vesting up to 10th anniversary of date of grant |
| | Issue date = 12/03/02 |
| | Exercise Price = $1.13 |
| 120,000 | One third to vest 12 months after grant |
| | One third to vest 24 months after grant |
| | Balance to vest 36 months after grant |
| | Exercisable anytime after vesting up to 10th anniversary of date of grant |
| | Issue date = 12/10/01 |
| | Exercise Price = 9.89c |
| 2,415,183 | TOTAL EMPLOYEE OPTIONS |
| CytoGenesis & Management Options | |
| 875,000 | Exercisable at $1.50 between 9/11/00 and 8/11/05 on share price exceeding $A2.00 for 5 consecutive days |
| 875,000 | Exercisable at $1.50 between 9/11/00 and 8/11/05 on share price exceeding $A2.50 for 5 consecutive days |
| 1,050,000 | Exercisable at $1.50 between 9/11/00 and 8/11/05 on share price exceeding $A3.00 for 5 consecutive days |
| 3,000,000 | |
| Intersuisse Corporate and GTH Capital Options | |
| 200,000 | Exercisable at $1.50 between 9/11/00 and 30/6/02 |
| 5,615,183 | TOTAL OPTIONS |